FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 30, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Vodafone Sign Strategic Partnership

October 30, 2008

Moscow, Russian Federation, and London, UK – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, and Vodafone today announce a strategic, non-equity partnership to provide customers with high quality communications services and to collaborate jointly on future technological developments.

Under the agreement, MTS will be able to draw on Vodafone’s expertise in building and developing third generation (3G) networks and mobile broadband products, working with leading global equipment providers and deploying innovative CRM practices to enhance quality and further improve the efficiency of its operations. In addition, MTS will have an exclusive access to a range of products, services and devices from Vodafone for its markets of operation in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

The partnership with MTS will give Vodafone valuable insight into the opportunities of the important telecommunications markets of Russia and the CIS, which are among the fastest growing in the world.  Vodafone’s products will be made available to MTS’ 87 million subscribers, including more than 60 million customers in Russia.

Vodafone's products and services will be marketed in Russia and the CIS under a co-branded approach. Vodafone will also open a representative office in Moscow to co-operate more closely with MTS on future offerings and customer services.

“A partnership with Vodafone will allow MTS to bring tangible benefits to both its customers and shareholders,” said Mr. Mikhail Shamolin, President and CEO of MTS. “This groundbreaking agreement will give our customers the most innovative products and services from around the world. At the same time, Vodafone’s commercial insights and technical expertise will translate into significant operational efficiencies for MTS over the long-term as we transition our networks to 3G and beyond.”

Mr. Vittorio Colao, CEO of Vodafone, commented: “Our agreement with MTS is an opportunity for Vodafone to build its presence and work with the leading operator in these important markets. By combining the geographical reach of the company’s respective networks, we can give customers greater roaming capabilities and extended coverage.  We are delighted that MTS has joined our successful Partner Markets community, which will be much stronger with the addition of Russia and the CIS.”

* * *

For further information, please contact:

Joshua Tulgan, Director, Investor Relations

Danny Khoussainov, Manager, Investor Relations

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 87.57 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

About Vodafone

Vodafone is the world's leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

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About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, and international products and services to agree partnerships which enable its partners to offer products and services under the Vodafone name. Partner Markets vary from full Vodafone branding agreements through to product branding, roaming and service resale agreements. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: October 30, 2008